UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CKE Restaurants Inc.
(Name of Issuer)
Common Stock, par value of $0.01 per share
(Title of Class of Securities)
12561E105
(CUSIP Number)
Jean-François Joly
Credit Industriel et Commercial
6 avenue de Provence
75009 Paris, France
+33 1 45 96 90 72
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12561E105

1	NAMES OF REPORTING PERSONS Credit Industriel et Commercial

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	7	SOLE VOTING POWER

NUMBER OF		3,374,480

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		Nil

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,374,480

WITH	10	SHARED DISPOSITIVE POWER

Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,374,480

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.11%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
* Based on a total number of CKE Restaurants Inc. shares of Common Stock outstanding of 55,232,512.

CUSIP No.	12561E105

Item 1.	Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to common stock, par value of $0.01 per share (the “Common Stock”), of CKE Restaurants, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal offices are located at 6307 Carpinteria Avenue, Suite A, Carpinteria, California 93013.

Item 2.	Identity and Background
(a) This Statement is filed by and on behalf of Credit Industriel et Commercial (“CIC”).
(b) — (c)
CIC is a French authorized bank. Our address is 6 avenue de Provence, 75009 Paris, France.
(d) — (e)
We have not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which we are or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
1,867,039 of the shares were acquired in market purchases.
1,507,441 of the shares were acquired pursuant to a stock loan agreement, as amended by the Amendment Agreement dated April 28, 2008, by and between CIC and Cigogne (the “Stock Loan Agreement”). References to, and descriptions of, the Stock Loan Agreement set forth herein are qualified in their entirety by reference to the copy of the Stock Loan Agreement included as Exhibit 1 to this Statement, which is incorporated by reference herein in its entirety where such references and descriptions appear.

Item 4.	Purpose of Transaction
The shares were purchased for investment purposes and were not acquired with the purpose or intent of changing or influencing the control of the Issuer.
Except as stated above, there are no plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5.	Interest in Securities of the Issuer
(a) As of the date of this Schedule 13D, CIC is the beneficial owner of 3,374,480 shares of Common Stock constituting approximately 6.11% of the total issued and outstanding shares of Common Stock of the Issuer.
(b) As of the date of this Schedule 13D, CIC may be deemed to hold sole power to vote and to dispose of the 3,374,480 shares of Common Stock of the Issuer as described in (a) above.

CUSIP No.	12561E105
(c) Transactions made by CIC in the Common Stock of the Issuer in the past 60 days from the date of Schedule 13D are below.

	Quantity Acquired	Price Per Share	Manner of
Date of Transaction	(Sold)	(U.S. $)	Acquisition/Disposition
May 13, 2010	10,000	12.41	Purchase
May 17, 2010	544,441	N/A	Borrowed
May 18, 2010	448,000	N/A	Borrowed
May 19, 2010	24,943	12.38	Purchase
May 20, 2010	500,000	12.34	Purchase
May 21, 2010	515,000	N/A	Borrowed
May 25, 2010	10,000	12.21	Purchase
May 27, 2010	46,705	12.31	Purchase
June 1, 2010	288,407 400,000	12.33 12.31	Purchase
June 2, 2010	181,000	12.31	Purchase
June 3, 2010	60,000	12.40	Purchase
June 4, 2010	116,584	12.39	Purchase
June 7, 2010	100,000	12.41	Purchase
June 9, 2010	129,400	12.40	Purchase
(d) No person other than CIC is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported in this Amendment No. 2.
(e) None.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer
Stock Loan Agreement by and between CIC and Cigogne, as amended by the Amendment Agreement dated April 28, 2008.

Item 7.	Material to be Filed as Exhibits.
Exhibit 1: Stock Loan Agreement by and between CIC and Cigogne.
Exhibit 2: Amendment Agreement to the Stock Loan Agreement.

CUSIP No.	12561E105
SIGNATURES
After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 11, 2010

CREDIT INDUSTRIEL ET COMMERCIAL
By:	/s/ Jean-François Joly
	Name:	Jean-François Joly
	Title:	Head of Legal and Tax Department